Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-199966

Dated June 9, 2015

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Horne  nd1ces  Index summary

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Summary

Start Date End Date

10-Jun-2014 08-Jun-2015

II

II I I . . I"

J.P. Morgan TargetTracker: European Equities 2oj8 (EUR)
Index : jun 10 2014 to jun o8 2015

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Index Level Data
        Level        Date
Current 106.48   08-Jun-2015
High    118.99   13-Apr-2015
Low     92.74    16-0ct-2014
Start   113.26   10-Jun-2014
End     106.48   08-Jun-2015

Risk Measures
Volatility       20.58%
Sharpe Ratio      -0.29
Maximum Drawdown -18.24%

Return Statistics
Annualized Return      -6.02%
Average Monthly Return -0.39%

Return
Daily Return         -1.26%
Month to Date Return   -3%
Year To Date Return  6.66%
3 Month Return       -4.66%
1Year Return         -5.09%
3 Year Return        40.09%
5 Year Return         8.27%

Monthly Retu rn(%)

     Jan  Feb  Mar  Apr
2014
2015 4.26 6.71 2.92 -2.76

May   Jun    Jul  Aug  Sep
      -1.22 -5.54 2.51 1.62
-1.24  -3

 Oct  Nov  Dec  Year
-6.63 4.59 -4.1 -2.77
                6.66

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Footnotes

(1) Calculation descriptions

The first twelve columns under "Monthly Return (%)" above reflect the performance of the index from the first trading day of the month displayed to the last trading day of that month.

The final column reflects the performance of the index for the year displayed.

These returns may be based on hypothetical, historical index levels and not actual index levels. There is no guarantee that the Index will achieve the monthly and annual returns displayed in the future. Past performance is not indicative of future returns.

** - As of the date shown above, the index was calculated based on a level for such index equal to 100 on the date specified at the "Selected Start Date".

Index Level Data

Current:
Current refers to the closing level of the index as of the trading day immediately preceding the date you have accessed this website.
High:
High refers to the highest closing level of the index during the time period selected, with the date on which such highest closing level occurs indicated under the "Date" column next to the High level. The High Level may be a hypothetical, historical level and not an actual level of the Index. There is no guarantee that the Index will achieve the High Level in the future.
Low:
Low refers to the lowest closing level of the index during the time period selected, with the date on which such lowest closing level occurs indicated under the "Date" column next to the Low level. The Low Level may be a hypothetical, historical level and not an actual level of the Index. The level of the Index could, in the future, decline below the Low Level displayed on this website.
Start:
Start refers to the closing level of the index on the first trading day of the time period indicated.
End:
End refers to the closing level of the index on the last trading day of the time period indicated.

Risk Measures

Volatility:
Volatility refers to the standard deviation of the daily logarithmic returns of the index over the time period specified and annualized. Volatility is a widely used measure to express the risk of the financial instrument over the specified time period. Compared to conventional arithmetic return calculations, logarithmic returns are generally lower for positive returns and generally have higher magnitude for negative returns. The volatility calculations include hypothetical, historical back-tested information that has inherent limitations. No representation is made that in the future the Index will have the Volatility shown. Actual annualized Volatility may vary materially from the analysis implied in this hypothetical, historical calculation.

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Sharpe Ratio:

The Sharpe Ratio is a measure that aims to capture the
potential return of an index pew unit of risk. For a given
index and a specified time period, it is calculated by
dividing the Annualized Return for the specified time
period by t he Volatility for the specified time period.
The Sharpe Ratio calculation may contain components with
hypothetical, historical back-tested information that have
inherent limitations. No representation is made that in the
future the Index will have the Sharpe Ratio shown. The
actual Annualized Return and the Volatility and,
accordingly, the Sharpe Ratio, may vary materially from the
analysis implied in any hypothetical, historical
calculation.

Maximum Drawdown:

Maximum Drawdown is the percentage change in the index from
the highest value reached over the specified time period to
the lowest value reached over the specified time period.
The Maximum Drawdown may be based on hypothetical,
historical Index levels and not actual Index levels. The
Maximu m Drawdown could, in the fu ture, be larger than t
he Maximum Drawdown displayed above.

Embedded Index Fee:

The levels of the Index may be reduced by an adjustment
factor which may have a considerable impact on the level of
the Index.

Return Statistics

Annualized Return:

The Annualized Return is the percentage change in the index
from t he first day of the specified time period to the
last day of the specified time period and annualized. The
Annualized Return may be based on hypothetical, historical
Index levels and not actual Index levels. There is no
guarantee t hat the Index will achieve the Annualized
Return in the future. Past performance is not indicative of
future returns. Average Monthly Return: Average Monthly
Return is the arithmetic average of the Monthly Returns for
each full calendar month during the specified time period.
For a given monthly period the Monthly Return is the
percentage change in the index dur ing the monthly period.
The Average Monthly Return may be based on hypothetical,
historical Index levels and not actual Index levels. There
is no guarantee that the Index will achieve the Average
Monthly Return in the future. Past performance is not
indicative of future returns.

Return

Daily Return:

The Daily Return is the return of the Index from the
trading day immed iately preceding the specified end date
to the specified end date, provided that if the specified
end date is today's date or not a trading day, the Dai ly
Return is the return of the Index from the trading day that
is two trading days immed iately preceding the specified
end date to the tradi ng day immed iately preceding the
specified end date. The Daily Return may be based on
hypothetical, historical index levels and not actual index
levels. There is no guarantee that the Index will achieve
the Daily Return in the future. Past performance is not
indicative of fu ture returns.

Month to Date Return:

The Month to Date Return is the return of the Index from
the last trading day of the month that occurs prior to the
specified end date to the specified end date, provided that
if the specified end date is today's date or not a trading
day, to the trading day immediately preceding the specified
end date. The Month to Date Return may be based on
hypothetical, historical Index levels and not actual Index
levels. There is no guarantee that the Index will achieve
the Month to Date Return in the fu ture. Past perform ance
is not indicative of futu re returns.

Year to Date Return:

The Year to Date Return is the return of the Index from the
last trad ing day of the year that occurs prior to the
specified end date to the specified end date, provided that
if the specified end date is today's date or not a trading
day, to the trading day immediately preceding the specified
end date. The Year to Date Return may be based on
hypothetical, historical Index levels and not actual Index
levels. There is no guarantee that the Index will achieve
the Year to Date Return in the future. Past performance is
not indicative of future returns.

3 Month Return:

The 3 Month Return is the trailing return of the Index from
the trading day that occurs on or immediately preced ing
the date occurring three months prior to the specified end
date to the specified end date, provided that if the
specified end date is today's date or not a trading day, to
the trading day immed iately preceding the specified end
date. The 3 Month Return may be based on h y-othetical ,
historical Index levels and not actual Index levels. There
is no guarantee that the Index will achieve the 3 Month
Return in the future. Past performance is not indicative of
fu ture returns.

1 Year Return:

The I Year Return is the trailing return of the Index from
the trading day that occurs on or immediately preceding the
date occurring one year prior to the specified end date to
the specified end date, provided

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that if the specified end date is today's date or not a trading day, to the trading day immediately preceding the specified end date. The 1 Year Return may be based on hypothetical, historical Index levels and not actual Index levels. There is no guarantee that the Index will achieve the 1 Year Return in the future. Past performance is not indicative of future returns.

3 Year Return:

The 3 Year Return is the trailing return of Index from the trading day that occurs on or immediately preceding the date occurring three years prior to the specified end date to the specified end date, provided that if the specified end date is today?s date or not a trading day, to the trading day immedi ately preceding the specified end date[and is not annualized]. The 3 Year Return may be based on hypothetical, historical Index levels and not actual Index levels. There is no guarantee that the Index will achieve the 3 Year Return in the future. Past performance is not indicative of future returns.

5Y Return:

The 5 Year Return is the trailing return of the Index from the trading day that occurs on or immediately preceding the date occurring five years prior to the specified end date to the specified end date, provided that if the specified end date is today's date or not a trading day, to the trading day immediately preceding the specified end date, and is not annualized. The 5 Year Return may be based on hypothetical, historical Index levels and not actual Index levels. There is no guarantee that the Index will achieve the 5 Year Return in the future. Past performance is not indicative of future returns.

(2) Short Summary of the Risks

The Index was established on April 29, 2014 and therefore has a limited operating history. Past performance should not be considered indicative of future performance. The Index comprises only notional assets and liabilities and therefore there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership. The synthetic investment strategy on which the Index is based may not be successful, may not outperform any alternative strategy related that may be employed in respect of the EURO STOXX 50® Index, or may not achieve its target volatility of 20%. The Index may underperform the EURO STOXX 50® Index or a direct investment in the securities underlying the EURO STOXX 50® Index. The daily adjustment of the exposure to the Index to the EURO STOXX 50® Index will vary, and the Index may be partially uninvested in the EURO STOXX 50® Index or may have leveraged exposure to the EURO STOXX 50® Index. The Index is subject to short-term borrowing costs when exposure to the EURO STOXX 50® Index is greater than 100%. The Index is subject to monthly (21- day rolling periods) performance return caps of 8% (96% per annum). If the value of the EURO STOXX 50® Index changes, the level of the Index may not change in the same manner. An investment linked to the Index is subject to risks associated with non-U.S. securities markets. Investments in securities linked to the value of such non-U.S. securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention and cross-shareholdings in companies in certain countries. The 2-Month and 3-Month EURIBOR rates will be affected by a number of factors. Our affiliate, J. P. Morgan Securities plc ("JPMS plc"), is the calculation agent and may adjust the Index in a way that affects its level. The policies and judgments for which JPMS plc is responsible could have an impact, positive or negative, on the level of the Index. JPMS plc is under no obligation to consider your interest as an investor in securities linked to the Index. The risks identified above are not exhaustive. The Index Rules, and not any description in this summary of risks, govern the calculation and constitution of the Index and other decisions and actions relating to its maintenance. Additional information is available upon request. For more information regarding the Index, clients should contact their J.P. Morgan representative.

(3) General Disclaimers

For certificates of deposit: The information contained on this Website is for discussion purposes only. Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and JPMorgan undertakes no duty to update this information. This information shall be amended, superseded and replaced in its entirety by a subsequent term sheet, disclosure supplement and/or private placement memorandum, and the documents referred to therein. In the event any inconsistency between the information presented herein and any such term sheet, disclosure supplement and/or private placement memorandum, such term sheet, disclosure supplement and/or private placement memorandum shall govern.

Investments in products linked to an Index require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This website contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness. All information is subject to change without notice.

SEC LEGEND

JPMorgan Chase & Co. ("J.P. Morgan") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for any offering of securities to which these materials relate. Before you invest in any offering of securities by J.P. Morgan, you should read the prospectus in that registration statement and the other documents relating to the offering that J.P. Morgan files with the

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SEC for more complete information about J.P. Morgan and the offeri ng of securities. You may get these docu ments
without cost by visiting EDGAR on the SEC Website at
www.sec.gov. Alternatively, J.P. Morgan, any agent, or any
dealer participating in the particular offering will
arrange to send you the prospectus and the prospectus su
pplement, as well as any product supplement, underlying
supplement and term sheet or pricing su pplement, if you so
request by calling toll-free 866-535[]9248.

Use of Simulated Returns

Back-testing and other statistical analysis material that
is provided in connection with the explanations of the
potential returns of the prod ucts linked to the Index use
simulated analysis and hypothetical circumstances to
estimate how it may have performed prior to its actual
existence. The results obtained from such "back-testing"
information should not be considered indicative of the
actual results that might be obtained from an investment or
participation in a financial instrument or transaction
referencing the Index. J.P. Morgan provides no assu rance
or guarantee that the products linked to the Index will
operate or would have operated in the past in a manner
consistent with these materials. The hypothetical,
back-tested, historical levels presented herein have not
been verified by an independent third party, and such
hypothetical, back-test ed, historical levels have inherent
limitations. Alternative simulations, techniques, modeling
or assumptions might produce significant ly different
results and prove to be more appropriate. Hypothetical
back-tested results are neither an indicator nor guarantee
of future returns. Actual results will vary, perhaps
materially, from the simulated returns presented in this
website.

IRS Circular 230 Disclosure

We and our affiliates do not provide tax advice.
Accordingly, any discussion of U.S. tax matters contai ned
herein is not intended or written to be used, and cannot be
used, in connection with the promotion, marketing or
recommendation by anyone unaffiliated with J.P. Morgan of
any of the matters address herein or for the purpose of
avoiding U.S. tax-related penalties. Investment suitability
must be determined individually for each investor, and the
financial instruments described herein may not be suitable
for all investors. This information is not intended to
provide and should not be relied upon as providing
accounting, legal, regulatory or tax advice. Investors
should consu lt with thei r own advisors as to these
matters.

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